UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GOLDEN TELECOM, INC.

(Name of the Issuer)

ALTIMO HOLDINGS & INVESTMENTS LTD.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Franz Wolf

Suite 2

4 Irish Place

Gibraltar

+350 41977

(Name, Address and Telephone Number of Persons Authorized to Receive

Notice and Communications on Behalf of Persons Filing Statement)

With copies to:

Vladimir Lechtman Jones Day Ducat III, 12th Floor 6 Gasheka Street 125047 Moscow, Russia Tel: 7.495.648.9200	Marilyn Sonnie Jones Day 222 East 41st Street New York, New York 10017-6702 Tel: 1.212.326.3939

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☒	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$4,404,572,360*	$173,139**

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 40,365,495 shares of common stock, par value $0.01 per share, at $105.00 per share. The transaction value also includes the offer price of $105.00 multiplied by 1,592,337, the number of options and other company equity awards to purchase shares that are currently outstanding.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.0000393.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $173,139	Filing Party: Lillian Acquisition, Inc.
Form or Registration No.: Schedule TO	Date Filed: January 18, 2008

INTRODUCTION

This Amendment No. 1 to Schedule 13E-3 (this “Amendment”) is filed by Altimo Holdings & Investments Limited (“Altimo”) and relates to the tender offer by Lillian Acquisition, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of VimpelCom Finance B.V., a Dutch company (“Parent”), to purchase all the outstanding common shares, par value $0.01 per share (the “Shares”) of Golden Telecom, Inc., a Delaware corporation (“Golden Telecom” or the “Company”) at $105 per share, net to the seller in cash, without interest thereon (and less any amounts required to be deducted and withheld under applicable law), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 18, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed as exhibits to a combined Schedule TO and Schedule 13E-3 filed by the Merger Sub, Parent, and Open Joint Stock Company “Vimpel-Communications”, an open joint stock company formed under the laws of Russia (“VimpelCom”) with the Securities and Exchange Commission on January 18, 2008 (as amended from time to time).

This Amendment also relates to the Agreement and Plan of Merger dated as of December 21, 2007 by and among the Company, Parent, and Merger Sub (the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer (as defined in the Offer to Purchase), and in accordance with the Delaware General Corporation Law, Merger Sub will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation. At the effective time of the Merger, each issued and outstanding Share (other than Shares that are to be canceled pursuant to the Merger Agreement or are to otherwise remain outstanding pursuant to the terms of the Merger Agreement) will be converted into the right to receive $105.00 in cash.

This Amendment amends and supplements the Schedule 13E-3 filed by Altimo on January 22, 2008. Altimo is an indirect 100% parent of Sunbird Limited (“Sunbird”), which is the beneficial owner of approximately 26.6% of the Company’s outstanding shares of common stock. Altimo is the direct 100% parent of Eco Telecom Limited, which is the beneficial owner of approximately 37.0% of VimpelCom’s outstanding shares of common stock and 100% of VimpelCom’s outstanding preferred stock, which, combined with such common stock, represents approximately 44.0% of VimpelCom’s outstanding voting capital stock.

Item 7. Purposes, Alternatives, Reasons And Effects.

(a), (c) Purposes; Reasons.

Items 7(a) and (c) are supplementally amended as follows:

Sunbird has tendered its shares in accordance with the instructions described in the Offer to Purchase and Letter of Transmittal. Altimo reserves the right, exercisable in its sole discretion, to cause Sunbird withdraw the shares of the Company’s common stock Sunbird has tendered prior to the expiration date of the Offer.

Item 12. The Solicitation Or Recommendations.

(d) Intent to Tender or Vote in a Going-Private Transaction.

Item 12(d) is supplementally amended as follows:

Sunbird tendered its shares in accordance with the instructions described in the Offer to Purchase and Letter of Transmittal. Altimo reserves the right, exercisable in its sole discretion, to cause Sunbird withdraw the shares of the Company’s common stock Sunbird has tendered prior to the expiration date of the Offer.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2008

ALTIMO HOLDINGS & INVESTMENTS LTD.

February 6, 2008
Date

/s/ Marina Kushnareva
Signature

Marina Kushnareva, Director
Name/Title